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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69862

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: State Street Global Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

State Street Financial Center, One Lincoln Street
(No. and Street)

Boston (City) Massachusetts (State) 02111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Casey Sullivan (617) 664-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Casey Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Street Global Markets, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing

MAR 01 2019

Washington, DC

Casey Sullivan
Signature

BETHANY BOTTO AMICO
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 1, 2022

Chief Financial Officer
Title

Bethany Botto Amico
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Supplementary Information

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)
December 31, 2018
With Report of Independent Registered Public Accounting Firm

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Statement of Financial Condition and Supplementary Information

December 31, 2018

Contents

EY
Building a better working world

Ernst & Young, LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Managers
State Street Global Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of State Street Global Markets, LLC (the "Company") as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2017.
February 26, 2019

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Statement of Financial Condition

December 31, 2018

Assets	
Cash and cash equivalents	$ 358,950,878
Securities segregated in compliance with federal regulations	24,607,617
Deposits with clearing organizations	75,529,272
Receivable from broker-dealers and clearing organizations	46,397,885
Receivable from customers	28,585,679
Receivable from affiliates	1,467,027
Intangible assets, net of accumulated amortization of $3,363,750	2,486,250
Other assets	3,065,392
Total assets	$ 541,090,000
Liabilities and member's equity	
Liabilities:	
Payable to broker-dealers and clearing organizations	$ 19,486,306
Payable to customers	15,106,374
Payable to affiliates	3,769,813
Accrued tax liability	1,777,490
Deferred tax liability, net	201,096
Accrued fines and penalties	500,000
Accrued expenses and other liabilities	3,134,386
Total liabilities	43,975,465
Member's equity	497,114,535
Total liabilities and member's equity	$ 541,090,000

The accompanying notes are an integral part of the statement of financial condition.

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Notes to Statement of Financial Condition

December 31, 2018

1. Organization and Description of Business

State Street Global Markets, LLC (the Company), a Delaware single-member limited liability company, is a wholly-owned subsidiary of State Street Corporation (the Parent). The Parent's liability is limited to the amount of its equity contribution, as shown in the Statement of Financial Condition. The Company was incorporated as State Street NewCo, LLC (NewCo) on October 7, 2016, and was designated as a broker-dealer on March 16, 2017 and renamed State Street Global Markets, LLC on May 1, 2017. The Company was established in conjunction with a reorganization effort to repurpose an affiliated broker-dealer that had previously provided services in support of the brokerage businesses operated within the State Street Global Markets (SSGM) division of the Parent (SSGM Services). In connection with the reorganization, the legacy broker-dealer transferred the SSGM Services to the Company effective May 1, 2017.

The Company is a U.S. Securities and Exchange Commission (SEC) registered clearing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA), the New York Stock Exchange (NYSE) and the Securities Investor Protection Corporation (SIPC). The Company is registered as an Introducing Broker with the NFA and the Commodity Futures Trading Commission (CFTC). The Company is also registered with the Australian Securities and Investments Commission (ASIC) as a foreign company and operates under a class order exemption.

The Company supports the brokerage businesses operated within the SSGM division of Parent. The Company is engaged as a securities broker-dealer that comprises several classes of services, including principal transactions and agency transactions. Transition Management is a service provided to asset owners that are changing managers or restructuring a portfolio. Transactions that result from transitions may be executed through the Company. The Company offers clearing services for US based equity and fixed income markets. The Company also offers introducing services for Europe, Middle East, Africa (EMEA) and Asia Pacific (APAC) equity and fixed income markets with a fully disclosed clearing arrangement with National Financial Services, LLC (NFS).

The Company provides State Street Fund Connect (Fund Connect), a proprietary electronic fund platform, to certain investment managers, institutional funds and institutional investors. Fund Connect provides investors access to a wide range of institutional money market funds from leading providers through a single, secure interface and the ability to subscribe to and redeem such funds. Fund Connect is made available on the Global Link Platform, which is a proprietary software product made available by State Street Bank and Trust (SSBT). Fund Connect supports omnibus trading as well as custody and fully-disclosed trading models.

2. Significant Accounting Policies

The Statement of Financial Condition have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). Significant accounting policies are as follows:

Use of Estimates

The preparation of Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions in the application of certain of our significant accounting policies that may materially affect the reported amounts of assets, liabilities, equity, revenue, and expenses. As a result of unanticipated events or circumstances actual results could differ from those estimates.

Subsequent Events

Events occurring subsequent to the date of the Statement of Financial Condition were evaluated through February 26, 2019, the date the Statement of Financial Condition were made available.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on deposit with financial institutions, highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business and money market mutual funds subject to the amendments of Rule 2a-7.

Securities Segregated in Compliance with Federal Regulations

Securities segregated in compliance with federal regulations consist of U.S. Treasury bills deposited in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. These securities are carried at fair value.

Deposits with Clearing Organizations

Cash and securities are kept on deposit or held as collateral with various clearing organizations, and represent the balances required to be maintained in order to utilize various clearing brokers. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash or security balance on deposit is not maintained.

Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from broker-dealers and clearing organizations includes amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations, and commissions receivable from broker-dealers. The Company typically borrows securities when securities are needed to deliver against a settling transaction, such as non-standard settlements requested by a customer or a fail to deliver.

2. Significant Accounting Policies (continued)

Receivable from and Payable to Broker-Dealers and Clearing Organizations (continued)

Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The initial collateral advanced has a fair value equal to or greater than the fair value of the securities borrowed. The Company monitors the fair value of the securities borrowed on a regular basis, and adjusts the collateral as appropriate. Payable to broker-dealers and clearing organizations include amounts payable for fails to receive and amounts payable to clearing organizations on open transactions.

Receivable from and Payable to Customers

Receivable from customers consists of amounts owed by customers which are collateralized by securities owned by the customer and commissions earned. Payable to customers consists of amounts owed to customers pending receipt of securities and payables arising from the Company's commission management business.

Intangible Assets

Intangible assets represent purchased assets, that can be distinguished from goodwill because of contractual rights, or because the asset is capable of being exchanged on its own or in combination with a related contract, asset, or liability. Intangible Assets reported in the Statement of Financial Condition consist of customer lists.

Finite-lived identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives. Identifiable intangible assets are reviewed for impairment at least annually, or more frequently when circumstances indicate impairment could exist. Impairment is deemed to exist if the balance of the identifiable intangible asset is determined not to be recoverable. Identifiable intangible assets are reflected in the Statement of Financial Condition at cost less accumulated amortization.

Receivable from and Payable to Affiliates

The receivables from and payables to affiliates reflected in the Company's Statement of Financial Condition are described in further detail in Note 12 to the Statement of Financial Condition. All outstanding balances are intended to be cash settled and are appropriately classified as receivables and payables.

Income Taxes

The Company is a disregarded single-member limited liability company for federal, state, and local corporate income tax purposes as it is included within the consolidated tax return filed by the Parent. Accordingly, the Company is not subject to federal, state, and local corporate income taxes. The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with relevant guidance and its intercompany tax sharing agreement. The Company reimburses the Parent for the expense recognized.

2. Significant Accounting Policies (continued)

Tax Uncertainty

In accordance with relevant accounting guidance, an entity is permitted to recognize the benefit of uncertain tax positions only where the position is "more likely than not" to be sustained in the event of examination by tax authorities based on the technical merits of the position. The maximum tax benefit recognized is limited to the amount that is greater than 50% likely to be realized upon ultimate settlement.

3. Income Taxes

As of December 31, 2018 the Company has a net deferred tax liability of $201,096. Of the net deferred tax liability, the Company had a deferred tax liability related to intangible assets of $603,154 and a deferred tax asset of $402,058 related to accrued expenses.

On December 22, 2017, the President of the U.S. signed into law the Tax Cuts and Jobs Act (TCJA), reducing the corporate income tax rate from 35% to 21%, effective on January 1, 2018. Other than reducing tax expense as a result of the lower tax rate, the TCJA did not have a material impact on the financial results of the Company.

Pursuant to an intercompany tax-sharing agreement with the Parent, the Company accrues state tax expense, which is also paid to or received from the Parent.

As of December 31, 2018, the Company has identified no uncertain tax positions. If there were uncertain tax positions it is the Company's policy to record associated interest and penalties as a component of income tax expense. The earliest year open to examination is 2013.

4. Intangible Assets

The Company completed its annual review of intangible assets as of August 31, 2018, and determined no impairment charge was required. Subsequent to August 31, 2018, no events have occurred or circumstances have changed that would reduce the fair value of intangible assets below its carrying value.

The following table summarizes intangible assets as of December 31, 2018:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer lists	$ 5,850,000	$ 3,363,750	$ 2,486,250
Total	$ 5,850,000	$ 3,363,750	$ 2,486,250

5. Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Financial assets and liabilities carried at fair value on a recurring basis are categorized based upon a prescribed three-level valuation hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market. Level 1 financial instruments includes U.S. Treasury bills.

Level 2 – Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 financial instruments includes money market mutual funds.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed. At December 31, 2018 there were no financial instruments classified in Level 3.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The inputs or methodology used to value an investment are not necessarily an indication of the risk associated with investing in those securities.

The following table presents information about the Company's financial assets carried at fair value in the Statement of Financial Condition as of December 31, 2018:

	Quoted Market Prices in Active Markets (Level 1)	Pricing Methods with Significant Observable Market Inputs (Level 2)	Pricing Methods with Significant Unobservable Market Inputs (Level 3)	Total Net Carrying Value in Statement of Financial Condition
Assets				
Cash equivalents	$ –	$ 219,650,753	$ –	$ 219,650,753
Securities segregated in compliance federal regulations	24,607,617	–	–	24,607,617
Total assets carried at fair value	**$ 24,607,617**	**$ 219,650,753**	**$ –**	**$ 244,258,370**

The Company did not hold financial liabilities carried at fair value as of December 31, 2018. There were no transfers of financial assets between levels during the period ended December 31, 2018.

5. Fair Value of Financial Instruments (continued)

The fair value of highly liquid, short term assets, including cash, securities, receivables, payables, and accrued expenses approximates their carrying value given that they are short term in nature, bear interest at current market rates, or are subject to re-pricing, generally on a daily basis.

6. Receivable from and Payable to Broker-Dealers and Clearing Organizations

At December 31, 2018, amounts receivable from and payable to broker-dealers and clearing organizations include:

Receivables:	
Securities borrowed	$ 22,050,050
Securities failed to deliver	14,425,977
Commissions	5,773,554
Transaction fees	4,122,567
Securities pending settlement	25,737
Total receivables	$ 46,397,885
Payables	
Securities failed to receive	$ 17,694,382
Broker-dealers	1,791,924
Total payables	$ 19,486,306

All material fail to deliver and fail to receive transactions and securities transactions pending settlement settled subsequent to December 31, 2018 without any adverse financial effect.

7. Receivable from and Payable to Customers

At December 31, 2018, amounts receivable from and payable to customers include:

Receivables:	
Securities pending settlement	$ 28,585,679
Total receivables	$ 28,585,679
Payables:	
Securities pending settlement	$ 10,640,288
Commission sharing payables	3,744,156
Commission recapture payables	721,930
Total payables	$ 15,106,374

All material securities transactions pending settlement settled subsequent to December 31, 2018 without any adverse financial effect.

8. Contingencies

In October 2016, the legacy broker-dealer reported to FINRA and the SEC that it self-identified inaccuracies in its responses to blue sheet data submissions requests received from these regulators. Blue Sheet data is submitted to regulatory agencies for use of analyzing trading activity. With the nature of the blue sheet inaccuracies being specific to SSGM services, the Company corrected the inaccuracies and resubmitted the historic blue sheets to these regulators. The Company has accrued $500,000 as accrued fines and penalties in the Statement of Financial Condition related to this matter.

In the normal course of business the Company receives requests from regulators for information and is subject to regulatory examinations. These examinations may result in fines or penalties. The Company does not expect the outcome of any pending examinations to have a material impact to the financial position, operations, or regulatory capital of the Company.

9. Concentration Risk

The Company provides investment and related services to a diverse group of customers, including institutional investors and broker-dealers. The Company's exposure to risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral are continually monitored, and counterparties are required to provide additional collateral as necessary. The concentration risk associated with transactions on EMEA and APAC markets is not material due the Company serving as introducing broker with a fully disclosed clearing arrangement with NFS.

10. Risk Management

Customer Activities and Credit Risk

In the normal course of business, the Company's activities involve the execution and the settlement of customer securities transactions. These activities may expose the Company to risk in the event the customer is unable to fulfill its contractual obligation. Credit risk represents the maximum potential loss the Company faces due to the possible nonperformance by customers. The Company's customer securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts.

The Company may be required to complete transactions at prevailing market prices, should any customer or broker fail to perform on their obligations. In addition, the Company has entered into indemnification agreements with certain clearing organizations whereby the Company has agreed to compensate the clearing organizations for any damages or losses caused by a customer introduced by the Company.

10. Risk Management (continued)

Customer Activities and Credit Risk (continued)

The Company does not extend credit to customers in the form of margin accounts and generally settles securities transactions on its customers' behalf on a delivery versus payment/receive versus payment basis. The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to manage its credit risk through a variety of reporting and control procedures, and by applying uniform credit standards maintained for all activities with credit risk.

Liquidity Risk

The Company holds a significant portion of its assets in cash and short-term highly liquid money market instruments. As of December 31, 2018, total cash held was $139.3 million and money market instruments were $219.7 million which represents 66% of total assets. These assets are represented in Cash and Cash Equivalents on the Statement of Financial Condition.

The Company monitors its available Cash and Cash Equivalents to ensure sufficient liquidity to meet operating needs. All bank accounts and depository accounts are monitored intraday to ensure sufficient funding to comply with the securities and futures clearing regulations. Additionally, the Company has an unsecured line of credit with the State Street Intermediate Funding (SSIF) to draw down upon to provide liquidity based upon the funding need of the entity and described in further detail in Note 12 to the Statement of Financial Condition.

Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition, and diversification of positions held, as well as market volatility and liquidity. The Company manages market risk by setting, monitoring, and adhering to risk limits.

Exchange Member Guarantees

The Company is a member of exchanges that trade and clear securities transactions. Associated with these memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligation to the exchange. Although the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements, and believes that any potential requirement to make payments under these agreements is remote.

10. Risk Management (continued)

Other Guarantees

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through a clearing broker. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2018.

11. Regulatory Requirements

As a registered broker-dealer and introducing broker, the Company is subject to the higher of the net capital requirements of the SEC's Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934 (Rule 15c3-1) and the CFTC's Rule 1.17 (Rule 1.17), respectively. The Company has elected to use the alternative method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the alternative method permitted by Rule 15c3-1, the Company must maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000, whichever is greater. At December 31, 2018, the Company's net capital was $339,463,206 which was $338,740,051 in excess of the minimum required net capital of $723,155 under Rule 15c3-1.

Under clearing arrangements with its clearing brokers, the Company is required to maintain certain minimum levels of net capital to comply with other financial ratio requirements. At December 31, 2018, the Company was in compliance with all such requirements.

In accordance with the requirements of the SEC's Customer Protection: Reserves and Custody of Securities under Rule 15c3-3, the Company has segregated U.S. Treasury bills with a fair value of $24,607,617 in a special reserve bank account for the exclusive benefit of customers, which was in excess of its required deposit by $24,607,617.

Advances to affiliates, repayment of borrowings, dividend payments, distributions and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies.

12. Related Party Transactions

The Company enters into transactions in the ordinary course of business with the Parent and certain other affiliated entities, which may include purchases of securities under agreements to resell, short-term financing, and deposits.

12. Related Party Transactions (continued)

Cash and Cash Equivalents

Included in cash and cash equivalents in the Statement of Financial Condition is cash of $139,300,125 which is held on deposit at SSBT.

Funding Arrangements

The Company meets its short-term financing needs through a $1 billion uncommitted, unsecured line of credit with SSIF. As of December 31, 2018, this facility had no outstanding balance. The unsecured line was drawn down upon once during the period with a drawdown amount of $49 million.

Collateralized Short-Term Financing

The Company may borrow equity securities from SSBT to facilitate customer trading activity under security borrowing agreements on terms which permit the Company to re-pledge or re-sell the securities to others. SSBT acts as a principal in these transactions to lend securities to the Company. At December 31, 2018, securities with a fair value of $21,653,493 were obtained by the Company, and $22,050,050 of cash was given to SSBT as collateral in these securities borrowing arrangements and included in receivable from broker-dealers and clearing organizations in the Statement of Financial Condition.

Expense Allocation

The Parent and its affiliates pay costs related to the Company's personnel, including coverage under the Parent's benefit plans. The Parent and its affiliates also provide clearance, legal, accounting, audit, data processing, other administrative support, rent for the use of office space, and equipment to the Company pursuant to a service agreement between the Company and certain affiliates. Under the terms of the service agreement, the Company reimburses the Parent and its affiliates for all services provided.

At December 31, 2018, $3,641,132 of such general and administrative costs were payable by the Company to affiliates, and included in payable to affiliate on the Statement of Financial Condition. In addition, there was a $851,008 receivable from State Street Financial Services, Inc. in the form of a deposit, which was established in conjunction with the processing of the Company's payroll and included in the receivable from affiliates on the Statement of Financial Condition.

Fund Connect

The Company has an agreement with State Street Global Advisors Funds Distributors, LLC (SSGA FD), an affiliated broker-dealer, to provide Fund Connect services in instances where SSGA FD serves as shareholder servicer. The fee agreement is based on percentage of underlying assets associated with the services provided. At December 31, 2018, $380,613 was included in receivable from affiliates on the Statement of Financial Condition.

12. Related Party Transactions (continued)

Structured Products

The Company has an agreement with Clipper Tax Exempt Trusts, an affiliate for being the remarketing agent for the commercial paper tax exempt program. The remarketing fee agreement is based upon the notional amount traded multiplied by an agreed upon rate. At December 31, 2018, $235,406 was included in receivable from affiliates on the Statement of Financial Condition.

Portfolio Solutions

The Company attributes a portion of its commission revenue/expense and fixed income trading profits/loss relating to its Portfolio Solutions business unit to certain affiliated entities. At December 31, 2018, the Company had a payable balance with State Street Global Markets Canada Inc. for $121,181 included in payable to affiliates on the Statement of Financial Condition. Also, The Company has agreed to pay on behalf of several commission recapture clients a fee related to transaction cost measurement services provided by Elkins/McSherry, LLC an affiliate. At December 31, 2018, $7,500 was included in payable to affiliates on the Statement of Financial Condition.

13. Significant Accounting Developments

The Company adopted ASU 2016-02, Leases (Topic 842) and relevant amendments, on January 1, 2019. The standard represents a change to lease accounting and requires all leases, other than short-term leases, to be reported on balance sheet through recognition of a right-of-use asset and a corresponding liability for future lease obligations. The standard also requires disclosures for assets, expenses, and cash flows associated with leases, as well as a maturity analysis of lease liabilities. The standard had no impact on adoption date as the Company has no leases.

Supplementary Information

Schedule I

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2018

Member's equity	$ 497,114,535
Total capital	497,114,535
Deductions and/or charges:	
Non-allowable assets:	
Aged Receivables	10,468,534
Intangible assets	2,486,250
Other assets	2,421,025
Cash held at affiliate	134,000,000
Deductions and/or charges	44,347
Net capital before haircuts on securities positions (tentative net capital)	347,694,379
Less: haircuts on securities	8,231,173
Net capital	$ 339,463,206
Alternative net capital requirement:	
Greater of:	
2% of aggregate debit items ($723,155 or minimum dollar ($250,000)	
Net capital requirement	723,155
Excess net capital	$ 338,740,051

There were no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's Part II FOCUS Filing and reconciliation as of December 31, 2018.

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3

December 31, 2018

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ 15,106,374
Customers' securities failed to receive	13,049,935
Total credit items	$ 28,156,309
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	28,370,830
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	713,544
Failed to deliver of customers' securities not older than 30 calendar days	7,073,366
Aggregate debit items	36,157,740
Less 3% (for alternative method only)	(1,084,732)
Total 15c3-3 debits	35,073,008
Reserve computation:	
Excess of total debits over credits	$ 6,916,699
Amount held on deposit in reserve account at December 31, 2018	$ 24,607,617

There were no material differences between the Computation for Determination of Reserve Requirements included in this report and the corresponding schedule included in the Company's Part II FOCUS Filing and reconciliation as of December 31, 2018.

State Street Global Markets, LLC

(a wholly-owned subsidiary of State Street Corporation)

Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

December 31, 2018

1. Customers' fully paid and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3):

A. Number of items	0
B. Market Value	0

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

A. Number of items	0
B. Market Value	0

EY
Building a better working world

Ernst & Young, LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Managers and Management
State Street Global Markets, LLC

We have performed the procedures enumerated below, which were agreed to by the Board of Managers, management of State Street Global Markets, LLC (the "Company"), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with corresponding wire transfers. No findings were found as a result of applying the procedure.
2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2018. No findings were found as a result of applying the procedure.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments provided to us by representatives of the Company. No findings were found as a result of applying the procedure.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether State Street Global Markets, LLC's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2019

EY
Building a better working world

Ernst & Young, LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

SEC Mail Processing
MAR 01 2019
Washington, DC

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Management
State Street Global Markets, LLC

We have examined the statements of State Street Global Markets, LLC (the "Company"), included in the accompanying *State Street Global Markets, LLC's Compliance Report*, that the:

(1) Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2018.
(2) Company's internal control over compliance was effective as of December 31, 2018.
(3) Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018.
(4) Information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of the National Association of Securities Dealers that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2018; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2019